Exhibit 12.1

Campus Crest Communities, Inc. and Campus Crest Communities Predecessor

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(In thousands except ratios)

	Campus Crest Communities, Inc.		Campus Crest Communities Predecessor
	Six Months Ended June 30, 2011	Period October 19, 2010 through December 31, 2010	Period January 1, 2010 through October 18, 2010	Year Ended December 31,
				2009	2008	2007	2006
Earnings:
Net loss	$(1,115)	$(1,605)	$(20,652)	$(17,223)	$(26,907)	$(9,362)	$(1,998)
Add: Fixed charges	3,524	2,694	20,921	16,252	16,735	8,446	3,366
Add: Amortization of capitalized interest	82	30	113	137	127	82	35
Less: Capitalized interest	(789)	(175)	(85)	(381)	(1,789)	(1,863)	(1,412)

Total earnings (loss)	$1,702	$944	$297	$(1,215)	$(11,834)	$(2,697)	$(9)

Fixed charges:
Interest expense (including amortization of deferred financing costs and discounts)	$2,735	$2,519	$20,836	$15,871	$14,946	$6,583	$1,954
Capitalized interest	789	175	85	381	1,789	1,863	1,412

Total fixed charges	3,524	2,694	20,921	16,252	16,735	8,446	3,366

Preferred stock dividend requirements (1)	—	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$3,524	$2,694	$20,921	$16,252	$16,735	$8,446	$3,366

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends (2)	0.48	0.35	0.01	— (3)	— (3)	— (3)	— (3)

(1)	The Company and its Predecessor did not have any preferred stock outstanding for the periods presented.
(2)	The shortfall of earnings to fixed charges for the Company for both the six months ended June 30, 2011 and for the period from October 19, 2010 to December 31, 2010 was approximately $1.8 million, and for the Predecessor for the period from January 1, 2010 to October 18, 2010 and for the years ended December 31, 2009, 2008, 2007 and 2006 was approximately $20.6 million, $17.5 million, $28.6 million, $11.1 million and $3.4 million, respectively.
(3)	Earnings for the period were less than zero.